FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number:  001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1 NI 43-101 Technical Report Gold and Copper Project - Brisas Project

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in foreign countries, corruption, requests for improper payments, uncertain legal enforcement, regulatory, political and economic risks associated with Venezuelan operations, our ability to obtain additional funding for the development of the Brisas project, in the event any key findings or assumptions previously determined by our experts in the final feasibility study (including any updates thereto) significantly differ or change as a result of actual results in our expected construction and production at the Brisas project, risk that actual mineral reserves may vary considerably from estimates presently made, impact of currency, metal prices and metal production volatility, changes in proposed development plans (including technology used), our dependence upon the abilities and continued participation of certain key employees, and risks normally incident to the operation and development of mining properties. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com. Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Reserve Inc.
(Registrant)


Date: May 2, 2006
By:   s/ Robert A. McGuinness
Name:    Robert A. McGuinness
Title:   Vice President - Finance & CFO

EXHIBIT INDEX

99.1  NI 43-101 Technical Report Gold and Copper Project - Brisas Project


Prepared for Gold Reserve Inc.
February 24, 2005

NI 43-101 Technical Report Gold and Copper Project - Brisas Project

Prepared for

Gold Reserve Inc.
February 24, 2005

Prepared by
Pincock, Allen & Holt

Susan R. Poos, P.E.
Raul H. Borrastero, C.P.G.
Richard Addison, P.E.
Richard J. Lambert, P.E.


1.0 SUMMARY

The Brisas Project is a gold-copper deposit located in the Kilometer 88 mining district of Bolivar State in southeast Venezuela. Before its acquisition by Gold Reserve Inc. (GRI) in 1992, the property had been worked on a small scale by local owners and also by illegal miners. Shallow pitting and hydraulic methods were used to mine the upper saprolite zone, and coarse gold was recovered by gravity concentration. Gold Reserve has carried out a major exploration drilling program on the concession, resulting in the definition of a large, gold-copper deposit.

The operating plan proposes a large open pit mine containing proven and probable reserves of approximately 9.2 million ounces of gold and 1.2 billion pounds of copper in 414 million tonnes of ore grading 0.69 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $2.76 per tonne using a gold price of $350 per ounce and a copper price of $0.90 per pound. The project anticipates utilizing conventional truck and shovel mining methods with the processing of ore at full production of 70,000 tonnes per day, yielding an average annual production of 486,000 ounces of gold and 63 million pounds of copper over an estimated mine life of approximately 16 years.

The Brisas Project Feasibility Study dated January 2005 assumed an economic base case utilizing $400 per ounce gold price and $1.00 per pound copper price. At such prices, cash operating costs (net of copper credits) are estimated at $154 per ounce of gold and total costs per ounce, including operating costs and initial and sustaining capital would be $263 per ounce of gold. Initial capital costs are currently estimated at $552 million. All amounts are in U.S. dollars.

1.1 Location

The Brisas Project is located in the Kilometer 88 mining district of Bolivar State in southeast Venezuela at Latitude 6 10 North and
Longitude 61 28 West. The property is approximately 3.5 kilometers west of the KM 88 marker on Highway 10. Las Claritas is the closest town to the property.

The project site is located in the Guyana region, which covers approximately one-third of Venezuelas national territory. The main nearby large city is Puerto Ordaz, with approximately 700,000 inhabitants, situated on the Orinoco River near its confluence with the Caroni River. Puerto Ordaz has major port facilities, accessible to ocean-going vessels from the Atlantic Ocean, via the Orinoco, a distance of about 200 km. There is regularly scheduled airline service to Puerto Ordaz from various cities within Venezuela.

Highway 10 provides paved access from Puerto Ordaz, which is 373 kilometers northwest of the property, to within 3.5 kilometers of the project site. Unpaved roads provide the remaining 3.5 kilometers of access. Upgrading the unpaved roads is part of the infrastructure improvements plan for the project area.

1.2 Ownership

The main mineralized area at the Brisas Project is contained within the 500-hectare (1,235 acre) Brisas alluvial and hardrock concession. The concession measures 2,500 meters (1,5 miles) north-south and 2,000 meters (1.25 miles) east-west. GRI also controls several other concessions either adjacent to or near the Brisas concession.

According to GRI, mineral ownership consists of Brisas alluvial production concession originally granted in 1988 and acquired by GRI in 1992 with the acquisition of Compania Aurifera Brisas del Cuyuni S.A. The hardrock production concession immediately below the alluvial concession was applied for by GRI in 1993 and was ordered to be issued by the Ministry of Energy and Mines (MEM) in December 1997. The concession was granted to GRI in early 1998 and the official record of veta (hard rock) rights were published in the Gaceta Official De La Republica De Venezuela on March 3, 1998.

Other applications for mineral rights have been submitted for small tracts of land immediately adjacent to the Brisas concessions. These include the 15-hectare NLNAV1 to the north, the 21-hectare NLEAV1 to the east and the 32-hectare NLSAV1 to the south. GRI has received the contract for mineral rights on NLEAV1 and NLSAV1 and is in the process of applying for conversion to a concession for each. GRI expects the rights for NLNAV1 will be granted in the near future.

Additionally, in 1999, GRI acquired the 1433-hectare (3541 acres) El Pauji concession and contracts with Corporation Venezolana de Guyana
(CVG) for the 4,950-hectare (12,232 acres) Barbara property, the 847-hectare (2,162 acres) Zuleima property and the 1644-hectare (4062 acres) Lucia property. GRI has applied with MEM to convert the Barbara, Zuliema and Lucia properties to concessions as provided for in the new Venezuela mining law that was enacted late in 1999. Early in 2004 Gold Reserve obtained contracts for the 499-hectare (1232 acres) Esperanza and the 50-hectare (123 acres) Yusmari properties. Barbara is located approximately 2.6 km (1.6 miles) south of the Brisas concession and will be the site for tailings and waste rock disposal facilities.
Lucia, EL Pauji and Zuleima are located 1.8 km (1.1 miles) southwest of the Brisas concession. Their use for mining is yet to be determined. The Yusmari property is within the ultimate pit boundary while the Esperanza property will be used for waste rock disposal.

1.3 Geology

The Brisas Project is within the Guayana Shield in northern South America. The shield covers easternmost Colombia, southeastern Venezuela, Guyana, Suriname, French Guiana and northeastern Brazil. The Venezuelan portion of the shield is subdivided into five geological provinces with different petrological, structural and metallogenic characteristics. The provinces are, from oldest to youngest, Imataca, Pastora, Cuchivero, Roraima, and Parguaza. Only Imataca, Pastora and Roraima provinces are found in the vicinity of the Brisas deposit.

The Brisas concession itself lies within a portion of the lower Caballape Formation volcanic and volcanic-related sedimentary rocks. The units present are (1) andesitic to rhyolitic tuffaceous volcanic beds, (2) related sedimentary beds, and (3) a tonalitic intrusive body. All rocks have been tilted and subjected to lower greenschist facies metamorphism. In the main mineralized trend, moderate to strong foliation is oriented N 10 E and dipping 30 to 55 NW. This foliation appears to be parallel to the original bedding, and tends to be strongest in the finer-grained rocks. A much weaker foliation orientation appears in outcrop exposures, striking NNW and dipping to the SW.

Dikes and quartz veins cut the lower Caballape Formation. The strata and intrusive rocks are cut by N30W-striking mafic dikes emplaced at regular intervals (200-600 meters), some of which have displacement on the order of tens of meters. Quartz veins populate the concession and have been noted both in outcrop and in drill intersections. The most common are sets of thick, boudinaged, and en echelon vein structures that follow foliation/bedding orientation. They are thought to relate in part to movement of quartz during metamorphism. Other quartz veins exist in various orientations within the property.

1.4 Mineralization

There are four distinct types of Au and Cu mineralization present in the concession, defined by geometry, associated minerals, and the Au/Cu ratio. These zones are the Blue Whale body, disseminated gold+pyrite+/-Cu, disseminated high Cu, and shear-hosted Au.

The Blue Whale mineralized body is a discrete, sharply bounded, flattened, cigar-shaped feature that trends more or less parallel to the local schistosity and plunges about 35 SW along foliation. It is 20 meters in diameter at its widest point, and tapers off at depth. It is volumetrically a small fraction of the economically mineralized ground in the Brisas Project, but it possesses the highest Au and Cu grades.

The bulk of ore mineralization occurs in disseminated, coalescing, lensoid bodies, high in Au and in most cases low in Cu. These bodies lie almost exclusively in the lapilli-rich, rapidly alternating sequence of tuffaceous units and are clearly aligned along foliation. Together, these lenses form a generally well defined mineralized band which mimics the dip of the foliation/bedding and remains open at depth. It remains at a similar thickness from the northern concession boundary for a distance of 1.4 km south, after which it tapers rapidly. Alteration minerals characteristic of these lenses are epidote, chlorite, secondary biotite, and sericite.

The Au in the stratiform lenses is highly disseminated but only roughly associated with high occurrences of pyrite. Fine-scale sub-sampling of three meter assay intervals indicates good correlation between Au and small (<1 cm) calcite/quartz veins. Correlation also exists with zones of high occurrence of epidote, and in lapilli-sized lithic fragments that have been partially to completely replaced by epidote and sulfides. Sub-sampling evidence also suggests that Au is more evenly distributed through the rock near the center of the large mineralized lenses than it is near the margins.

Stratiform lenses of high Cu (with or without high Au) parallel and underlie the Au+pyrite lenses described above. These lenses outcrop in the northern part of the deposit, and plunge to the south along the bedding/foliation in a manner similar to the Blue Whale and high Au/low Cu lenses. Rock in the mineralized zones is characterized by a high degree of lapilli and crystal replacement by chalcopyrite, and in some cases, by bornite and covellite. High chalcopyrite in the rock matrix is often accompanied by high chlorite, secondary biotite, and in some cases molybdenite.

Shear-hosted gold occurrences exist in the southern part of the concession, running parallel to the foliation as with mineralization further north. Stratigraphically, they occur above the large disseminated lenses previously described. The gold grades are erratic and localized, up to 100 g/t Au over a three-meter core interval. There is a high degree of correlation between chalcopyrite and Au grade, though Cu grades in these shears is sub-economic.

1.5 Exploration

GRI began exploration on the Brisas concession in late 1992 after its acquisition of the concession. Prior to 1992, no known drill holes existed on the property. Local miners working in small pits dug in the alluvial material had identified gold mineralization. Initial work by GRI included surface mapping, regional geophysical surveys, and geochemical sampling. Several anomalies were identified on the property followed by drilling and assaying starting in 1993. The presence of large quantities of stratabound gold and copper mineralization was identified in both saprolite and hard rock material early in the drilling program. Additional work followed with petrology, mineral studies, density tests, metallurgical sample collection and laboratory test work. Several drilling campaigns have taken place at the Brisas Project and continue to present times.

Emphasis of exploration on the concession focuses on following the mineralized lenses downdip to the west and down plunge to the south. Drilling originally concentrated at the surficial exposure of the Blue Whale, and continued to the west and south where the mineralized lenses were found to extend at depth.

A total of 811 drill holes with a total drilled length of 180,508 meters have been completed by GRI at the Brisas Project as of May 2004. Drill hole spacing within and around the planned pit area is about 50 meters or less. Drill hole spacing in the Disseminated High Cu/Low Au and Blue Whale areas is about 25 meters. The majority of the drilling was performed using standard diamond core-barrel recovery techniques although some auger drilling was carried out at the beginning of the exploration campaign. Auger holes are generally very shallow, and are scattered throughout the project area and in between later-drilled core holes. The resource/reserve estimate presented in this report includes drilling results up to hole D763 drilled in May 2004. A summary of drilling in the Brisas Project from 1993 through 2004 is shown in Table 1-1. Also included in Table 1-1 are some metallurgical, geotechnical, and independent verification check holes.

TABLE 1-1 Gold Reserves Inc. Brisas Project Feasibility Study Technical Report Drilling Summary

            Auger Drilling  Diamond Drilling     Total         Comments
Year        Holes   Meters   Holes  Meters    Holes  Meters
1993         16      465      34    5,426      50      5,891
1994        123    3,381       9   11,161     132     14,542
1995          1      123      99   20,622     100     20,745
1996          -        -     256   51,411     256     51,411
1997          -        -     218   66,431     218     66,431
1999          -        -      13    5,726      13      5,726  Holes D711-D721
2003-2004     -        -      42   15,762      42     15,726  Holes D722-D763
Total       140    3,969     671  176,539     811    180,508

Condemnation drilling has been performed on the Brisas concession. The company plans to conduct additional condemnation drilling to test the plant site, waste dumps and tail disposal areas prior to the commencement of construction activities. Pincock, Allen & Holt (PAH) strongly recommends that condemnation drilling be carried out well ahead of construction.

1.6 Resource Modeling and Estimation

It has been observed for some time within the Brisas Project that the mineralization generally follows a structural trend that is sub-parallel to the rock units trend present in the area. Therefore, the resource model is based on constructing separate mineral envelopes for Au and Cu that follow the general geologic trend and structural control of the Brisas zone and, in the case of copper, the weathering profile as well. The Blue Whale is modeled separately.

Variograms were run on the drill hole data to evaluate the spatial variability and lateral grade continuity through the deposit and provide limits for the search radius used in the grade interpolation process. PAH ran variograms for both Au and Cu downhole composites. Three-dimensional variograms were run for different orientations including on strike, dip, and across the ore zones.

Gold and copper composite values were capped according to the statistical review of the data in order to prevent outlying values from unnecessarily influencing the model toward higher gold and copper values. PAH does not believe that the composite grade capping will have a great influence on the overall model but it could locally prevent grade overestimation.

The gold and copper grade interpolations for the mineral envelopes only used the 6m down-hole composites that fell within the grade envelopes. Only blocks within the grade envelopes received an Au or a Cu grade. The ordinary rigging (OK) interpolation method was used for all runs.

Table 1-2 tabulates the measured, indicated and inferred resources at the Brisas Project and shows the tonnage/grade variability at various gold equivalent (AuEq) cutoff grades. Gold equivalent calculations are based on metal prices of $350/ounce Au, and $0.90/lb Cu, anticipated metal recoveries, and smelter costs.

The measured and indicated resource is estimated as 503 million tonnes at a gold grade of 0.68 gpt and a copper grade of 0.13 percent. In addition, the inferred resource at the Brisas Project is estimated as 127 million tonnes at 0.65 gpt gold grade and 0.13 percent copper grade at a 0.4 AuEq cutoff grade. The inferred resources include the inferred mineralization both within and outside the mineral envelopes.

PAH believes that the resource estimate included in this report conforms to international standards such as the Canadian Institute of Mining (CIM) definitions as adopted by Canadian National Instrument NI 43-101, and that the current drill hole database is sufficient for generating a feasibility level resource model.

Table 1-2 Gold Reserve Inc. Brisas Project Feasibility Study Technical Report Mineral Resource Estimate

Category      AuEq      k        Gold           Copper
             Cutoff  tonnes    gpt   k ozs    %      m lbs

Measured      0.3   252,974   0.641   5,213   0.114    634
              0.4   217,883   0.700   4,905   0.118    566
              0.5   177,433   0.774   4,418   0.126    492
              0.6   139,905   0.858   3,860   0.134    412
              0.7   107,966   0.950   3,298   0.141    335

Indicated     0.3   348,070   0.586   6,558   0.130    995
              0.4   284,941   0.662   6,066   0.132    827
              0.5   226,512   0.742   5,406   0.138    688
              0.6   175,731   0.829   4,681   0.144    557
              0.7   134,161   0.921   3,975   0.147    434

              0.3   601,044   0.609  11,771   0.123  1,630
Measured      0.4   502,824   0.678  10,971   0.126  1,393
+             0.5   403,945   0.756   9,824   0.133  1,180
Indicated     0.6   315,636   0.842   8,541   0.140    969
              0.7   242,127   0.934   7,273   0.144    769

Note: AuEq based on the "Smelter Case". AuEq= Au (gpt) + Cu (%) * 0.9

Category      AuEq      k        Gold           Copper
             Cutoff  tonnes    gpt   k ozs    %      m lbs

Inferred(*)   0.3   172,414   0.539   2,986   0.131    497
              0.4   126,561   0.649   2,641   0.133    370
              0.5    94,973   0.753   2,299   0.135    282
              0.6    68,723   0.875   1,933   0.139    210
              0.7    53,069   0.975   1,664   0.141    165


Note: AuEq based on the "Smelter Case". AuEq= Au (gpt) + Cu (%) * 0.90 (*) Inferred resources include both within and outside the mineral envelopes.

1.7 Mine Design and Reserve Estimate

The Brisas Project is envisioned as an open-pit gold-copper mining project, which will utilize hydraulic shovels and 236-tonne trucks as the primary mining equipment. Production is scheduled for 25.2 million tonnes of hard rock ore and on average 46.8 million tonnes of waste per year over the 16 years of the project. During the first four years 9.4 million tonnes of oxide saprolite ore and 12.6 million tonnes of sulfide saprolite ore are mined. Each saprolite ore type is stockpiled separately and fed to different crushers at a rate of 1.94 million tonnes per year.

There are two hard rock ore types, which are referred to as north and south. Although the names imply a geographic relationship the two ores are actually defined based on the copper content. North ore is a gold-chalcopyrite-pyrite with a copper content greater than or equal to
0.05 percent. South ore is a gold-pyrite with a copper content less than
0.05 percent. In general the ore types split at 681,800 north coordinate; however, both occur on either side of this line.

Design of the ultimate pit was based on the results of a Whittle Lerchs-Grosmann (LG) pit shell analysis. Whittle is a software package that uses the LG algorithm to determine the approximate shape of a near-optimal pit shell based on applied cutoff-grade criteria and pit slopes. These shells are generated from the geologic grade models, and economic and physical criteria.

In the Whittle analysis, for the ultimate pit design, the pit shells were allowed to cross the northern Brisas concession boundary. All of the material in this area was treated as waste rock. Allowing the crossover into the Cristinas concession area maximizes the metal recovery on the Brisas concession.

Since the Brisas Project has two primary metals, gold and copper, a cutoff grade based on a single metal does not account for the value provided by the other metal. As a result the incremental cutoff grade based on revenue of $2.76 per tonne was used to estimate reserves. Revenue of this amount, covers the costs for processing, general and administration, and selling. Mining costs are not included since an incremental cutoff assumes mining is a sunk cost.

Using the revenue per tonne cutoff grade of $2.76 and metal prices of $350 per ounce for gold and $0.90 per pound for copper, PAH calculated the reserves for the ultimate pit. Total proven and probable reserves for the Brisas Project are estimated at 414.6 million tonnes of ore at a gold grade of 0.69 grams per tonne and a copper grade of 0.13 percent. There are a total of 748.3 million tonnes of waste in the pit resulting in a strip ratio (waste/ore) of 1.81. Table 1-3 summarizes these reserves by category.

Table 1-3 Gold Reserve Inc. Brisas Project Feasibility Study Technical Report Reserve Estimate by Category



Reserve        Tonnage    Au Grade     Au             Au        Cu Grade    Cu      Cu
Category       (000's)      g/t     grams 000's   ounces 000's      %      tonnes M pounds

Proven         193,248     0.71      136,826      4,399           0.12    237,985    525
Probable       221,315     0.68      149,548      4,808           0.13    296,823    654
Total Ore      414,563     0.69      286,375      9,207           0.13    534,808  1,179
Waste          748,333            Strip Ratio      1.81
Total In-Pit 1,162,895


PAH believes that the reserve estimate shown in Table 1-3 is reasonable and meets the CIM standards for a reserve estimate based on CIM
Standards of Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM council August 20, 2000.

The reserve estimate in Table 1-3 is based on the assumption that a backslope extends onto the Las Cristinas concession, which will require a backslope agreement. GRI received approval of their operating plan from MEM in February 2003, which included the extension of the backslope onto the Las Cristinas concession. PAH has not reviewed the GRI MEM approved 2003 operating plan. According to GRI, Corporacion Venezolana de Guyana (CVG) and Crystallex have indicated to GRI that a backslope agreements is probable. PAH believes that the backslope assumption is valid because backslope agreement are a common practice in the mining industry and both the government agencies and Crystallex have been favorable toward an agreement. Also, the backslope agreement would allow the Crystallex/CVG to mine onto the Brisas concession in the event their mine plan reaches the border area first. In the event an agreement is not reached the reserve estimate will have to be reduced significantly.

1.8 Development and Operations

Mine Plan and Operation

PAH developed the mine production schedule based on open-pit mining methods utilizing hydraulic shovels and 236-tonnes trucks. Additionally, the schedule targeted a 50/50 blend of the two hard rock ores. Overall the split between these two ore types is 54 percent northern hard rock and 46 percent southern hard rock. Because of this split the target was to have at least 50 percent northern hard rock.

Both of the saprolite ores are stockpiled since they have to be mined at a rate that exceeds their milling rate in order to meet the hard rock ore production requirements. Oxide saprolite mining is completed in Year 3 but milling is not completed until Year 5. Mining of sulfide saprolite ore ends in Year 4 but milling is not completed until Year 7. Plans are for the hard rock to be dumped directly into the primary crusher, near the pit exit on the east side, to minimize stockpiling and re-handling.

All of the waste rock, except that used for tailings dam construction, will be disposed of in the waste rock dump located to the west of the pit. There is the potential for the waste rock dump to be located over the down-dip extension of the existing ore body. Exploration drilling is ongoing on the west side of the pit, which could result in the pit expanding.

Plans are for the Brisas mine to operate two 12-hour shifts per day, 7 days per week for a total of 14 shifts per week. It is envisioned that mining of ore would occur on both shifts in order to minimize stockpiling and re-handling. Scheduled work time is 10.5 hours per shift, that allows 30 minutes for meals, 30 minutes of delays, and 30 minutes lost during shift change.

Plant Operation

The plant will operate an estimated 360 days per year with 90% availability. Hard rock ore will be processed at a design rate of 3,240 dry tonnes per hour, or 70,000 dry tonnes per day. The hard rock blend will average 55% North and 45% South ore, equivalent to 25.2 million tonne per annum. Additionally, 250 tonnes per hour of both the oxide and sulfide saprolite will be processed until these resources are exhausted.

Average concentrate production over the life of the mine will be 124,000 tonnes per year at a grade of 24% copper and 89 g/t of gold and 78 g/t silver. The gold content of the concentrate averages 362,000 oz/yr and includes both the flotation gold recovery as well as the gold recovered in the gravity concentrate. Gold recovered as dore' metal will average 128,000 oz/yr, Silver in the dore' will average 86,200 oz/yr.

Plant production is planned for 3,720 dry tones per hour of tailings that will be stored in a 7.5 million square meter tailings pond. About 530 t/hr of these tailings from the cyanidation plant and will be subjected to Air-SO2 cyanide destruction before being combined with the concentrator tailings for discharge to the tailings pond.

Project Economics

A base case economic analysis was prepared for the Brisas Project using a gold price of $400 per ounce, copper price of $1.00 per pound, and silver price of $5.50 per ounce. Results for the base case are summarized in Table 1-4. Table 1-5 provides a summary of some of the key assumptions and additional detail on the results of the analysis. Cash operating costs are presented for gold on a net of by-product credit basis. Capital costs are also in Table 1-5. Project payback is eight years.

Development of the project yields a pre-tax discounted cash flow rate of return of 12.0% and a net present value of $388 million (5% discount rate) at a gold price of $400/oz, a silver price of $5.50/oz, and a copper price of $1.00 per pound. Total pre-tax cash flow is $1.04 billion.

Likewise, the Brisas Project yields an after-tax discounted cash flow rate of return of 9.1% and a net present value of $207 million (5% discount rate) at a gold price of $400/oz, a silver price of $5.50/oz, and a copper price of $1.00 per pound. Total after-tax cash flow is $711 million.

The total initial capital is approximately $552 million, with an additional $175 million of sustaining capital-required over the 15.6 year mine life that includes the VAT and Reclamation costs. The cash operating cost per gold ounce produced is $154 after by-product credits. When additional production taxes and preproduction stripping are added to the capital costs, total cash and noncash costs (fully-loaded) are $263 per ounce.

Reserve estimates were based on a gold price of $350 per ounce, copper price of $0.90 per pound, and no silver credits. Results from the economic analysis at these prices are shown in Table 1-4. Since an after tax total cash flow of $384 million is achieved the economic criteria for the reserve statement are met.

TABLE 1-4 Gold Reserves, Inc. Brisas Project Feasibility Study
Technical Report Reserve Case and Base Case Economic Evaluation

                        Reserve    Feasibility
Gold Price               Case      Study Base
($/troy oz)              $350      Case $400

Copper Price ($/pound)   $0.90        $1.00
Silver Price ($/troy oz) $0.00        $5.50

Project Economics - Pre-Tax ($ millions)
Cash Flow                 543         1,037
NPV @ 5%                   95           388
NPV @ 10%                (111)           76
IRR                      6.8%         12.0%

Project Economics - After Tax ($ millions)
Cash Flow                384            711
NPV @ 5%                  12            207
NPV @ 10%               (157)           (33)
IRR                     5.2%           9.1%
Cash Operating Cost
  ($ per oz Gold)(1)    $171           $154
Payback (years)         10.8            8.0
1) Net of copper by-product credit.

TABLE 1-5 Gold Reserve Inc. Brisas Project Feasibility Study Technical Report Base Case Key Economic Assumptions and Results

Base Case Assumptions

Daily Mill Through-Put                 70,000 TONNES/DAY
Mine Life                                     15.6 Years
Gold Price                               $400/troy ounce
Copper Price                                 $1.00/pound
Silver Price                            $5.50/troy ounce

Metallurgical Recovery

Plant Recovery - Gold                              83.1%
Plant Recovery - Copper                            86.6%
Net Payable Metal - Gold                           82.4%
Net Payable Metal - Copper                         83.0%
Life of Mine Production
Payable Gold                    7.59 million troy ounces
Payable Copper                        979 million pounds
Average Annual Production
Payable Gold/year                    486,000 troy ounces
Payable Copper/year                    63 million pounds

Initial Capital Cost 1 (in millions US 2004 $)

MINE                                      $106.7 MILLION
Mill                                      $276.6 million
Tailings                                   $31.6 million
OWNER'S COSTS                              $10.1 million
Pre-Stripping                              $15.2 million
Indirect Costs (includes EPCM and Camp)    $57.3 million
Contingency                                $54.8 million
Total Initial Capital                     $552.3 million

Capital Costs (in millions US 2004 $)
Initial                                     $552 million
SUSTAINING CAPITAL                          $157 million
VAT Expense                                   $4 million
Reclamation Expenditure                      $14 million
Total Capital                               $727 million
Working Capital                              $39 million

Cash Operating Costs Per Ore Tonne (in US 2004 $)
Mining and Dewatering                    $1.70/ore tonne
Processing                               $2.21/ore tonne
G & A                                   $0.39/ ore tonne
Transportation & Freight                $0.37/ ore tonne
Smelting & Refining                     $0.61/ ore tonne
Total Cash Operating Cost/Ore Tonne     $5.28/ ore tonne

COST PER OUNCE OF GOLD
Cash Operating Costs2                               $154
EXPLOITATION TAX                                     $13
Capital Cost (initial and sustaining)                $96
Total Costs3                                        $263

(1) A value added tax (VAT) of 15% or $69 million, is not included in the initial capital as it should be recovered within the first few years of construction and mining.
(2) Net of copper by-product credit.
(3) Net of copper credit and excluding costs incurred to date of approximately US $80 million

1.9 Conclusions

Adequacy of Procedures

PAH and various other firms and independent consultants have reviewed the methods and procedures utilized by GRI at the Brisas Project to gather geological, geotechnical, and assaying information and found them reasonable and meeting generally accepted industry standards for a bankable feasibility level of study.

Adequacy of Data

PAH believes that the Brisas Project has conducted exploration and development sampling and analysis programs using standard practices, providing generally reasonable results. PAH believes that the resulting data can effectively be used in the subsequent estimation of resources and reserves.

Adequacy of Feasibility Study

This Technical Report is based on the Brisas Project Feasibility Study prepared by Aker Kvaerner Metals Inc., dated January 2005. PAH believes that this Feasibility Study was prepared using standard industry practices and provides reasonable results and conclusions.

Compliance with Canadian NI 43-101 Standards

PAH believes that the current drill hole database is sufficient for generating a feasibility level resource model for use in resource and reserve estimation. Recovery and cost estimates are based upon sufficient data and engineering to support a reserve statement.
Economic analysis using these estimates generates a positive cash flow, which supports a reserve statement.

At a 0.4 gpt AuEq cutoff grade the measured and indicated resource is
502.8 million tonnes at a gold grade of 0.678 gpt and a copper grade of
0.126 percent. Included in this resource is a proven and probable reserve of 414.6 million tonnes of ore at a gold grade of 0.69 gpt and a copper grade of 0.13 percent based on a value cutoff of US$2.76 per tonne.

PAH believes that the resource and reserve estimates have been calculated utilizing acceptable estimation methodologies. PAH is also of the opinion that the classification of measured and indicated resources, stated in Table 17-10, and proven and probable reserves, stated in Table 1-3, meet the definitions as stated by NI 43-101 and defined by CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.

1.10 Recommendations

The Brisas Project Feasibility Study dated January 2005 provides reasonable results and conclusions and, in PAHs opinion, meets the requirements of a feasibility study. As the project moves from the feasibility stage into the design and construction phases there are areas of the project that should be given additional consideration beyond what is required for a feasibility level study. Below is a list of recommendations to consider as the project advances;

Additional exploration drilling should be investigated as the Brisas deposit is still open along the down-dip direction and the resource is mostly limited by drilling. Exploration potential on the Brisas Project also exists to the south and southeast of the proposed pit where several narrow intercepts of medium to high-grade gold mineralization have been encountered by drilling. Some of these intercepts are near the surface topography.

Although three geo-technical studies have been completed in the past, PAH recommends that a geotechnical consulting firm conduct a review of the current Feasibility Study pit design parameters established by the 1999 study to confirm that they are acceptable. Although PAH has incorporated the recommended pit slopes, the increased size and depth of the pit may warrant some modifications of the original pit slope recommendations. Additionally, geotechnical requirements such as pit slope monitoring and controlled blasting procedures may need to be incorporated into the operating plan for the mine.

PAH understands that additional metallurgical testwork is ongoingfor the final process engineering design. Once this work is completed, the results should be reviewed to determine if modifications should be made to any of the assumptions used in the Feasibility.

At the present time Vector Colorado LLC. is completing a detailed study of the characteristics of the waste rock at the Brisas Project. The results of this study should be reviewed and the appropriate adjustments, if any, made to the mine plan.

An Environmental Impact Statement (ESIA), to World Bank Standards, is currently being prepared for the Brisas Project. Once the ESIA is completed it should be reviewed and the appropriate measures incorporated in the Brisas Project plan of operation.